Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

S-1

CitroTech Inc.

Table 1: Newly Registered and Carry Forward Securities

Line Item Type	Security Type	Security Class Title	Notes	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Newly Registered Securities
Fees to be Paid	Equity	Common Stock, $0.0001 par value per share	(1)	457(o)		$	$8,050,000.00	0.0001381	$1,111.71

Total Offering Amounts:							$8,050,000.00		1,111.71
Total Fees Previously Paid:
Total Fee Offsets:									0.00
Net Fee Due:									$1,111.71

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Offering Note(s)

(1)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. The proposed maximum aggregate offering price includes $1,050,000 of shares of Common Stock that may be sold pursuant to the underwriters’ option to purchase additional shares.